Esther L. Moreno

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Suite 1100

Miami, FL 33131

T: 305 374 5600

F: 305 374 5095

esther.moreno@akerman.com

May 24, 2018

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Lazydays Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 22, 2018
File No. 333-224063

Dear Ms. Ransom:

On behalf of Lazydays Holdings, Inc. (the “Company” or “Lazydays”), we hereby respond to the Staff’s comment letter, dated May 22, 2018, regarding the above referenced Amendment No. 2 to the Form S-1 filed on May 22, 2018 (the “Form S-1”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

General

1.	We note that you have revised your registration statement to register units issuable upon exercise of options, which units consist of warrants to purchase common stock. You have also registered the underlying warrants and common stock. Because the underlying layers of the options are not yet outstanding, you may not register them at this time. Please note that we permit the registration of securities for resale where only one layer of the securities is not yet outstanding.

Response:

We acknowledge the Staff’s comment and we have removed the warrants issuable upon exercise of the unit purchase options and the common stock issuable upon exercise of such warrants from the securities being registered in the Form S-1.

U.S. Securities and Exchange Commission

May 24, 2018

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-982-5519.

Sincerely,

/s/ Akerman LLP
AKERMAN LLP

cc:	Securities and Exchange Commission
Danilo Castelli, Staff Attorney

Lazydays Holdings, Inc.
William P. Murnane, Chief Executive Officer
Nicholas Tomashot, Chief Financial Officer
James Meehan, Controller

Akerman LLP
Larry W. Ross II, Esq.